United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

February 2004

Commission File Number 001-15030

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)   Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One)   Yes  ☐   No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One)   Yes  ☐   No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One)   Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

PRESS RELEASE
SIGNATURES

CVRD Concludes Pellets and Lump Ore Prices Negotiation
with ThyssenKrupp for 2004

Rio de Janeiro, February 6, 2004 – Companhia Vale do Rio Doce (CVRD), the world’s largest iron ore producer, and ThyssenKrupp Stahl AG (TKS), have settled today the prices for blast furnance pellets (BFP) and Carajás lump ore for 2004.

The new price for the blast furnance pellets (BFP) FOB Tubarão, Brazil, of 61.88 US cents per Metric Ton Fe unit, corresponds to a 19.0% increase over the 2003 price and the new price for the blast furnance pellets (BFP), FOB Ponta da Madeira, Brazil, of 63.60 US cents per Metric Ton Fe unit, corresponds to a 20.1% increase over the 2003 price.

For the Carajás lump ore, FOB Ponta da Madeira, Brazil, the price was settled at 44.46 US cents per Metric Ton Fe Unit, representing a 19.0% price increase over the 2003 price.

Such settlement was achieved between the two companies after several rounds of negotiations that started in December 2003.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2004	COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer